UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

AmericaFirst Quantitative Trust

(Exact Name of Registrant as Specified in Declaration of Trust)

8150 Sierra College Blvd – Suite 290

Roseville, CA 95661

Address of Principal Business Office

(866) 960-1355

Telephone Number

Robert Roach

Chief Financial Officer and Chief Compliance Officer

AmericaFirst Securities, Inc.

8150 Sierra College Blvd – Suite 290

Roseville, CA 95661

Name and Address of Agent for Service of Process

COPIES OF COMMUNICATIONS TO:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-2415

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the Registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Roseville, in the State of California on the 7th day of June, 2012.

Signature:	AmericaFirst Quantitative Trust

By:	AmericaFirst Securities, Inc.

By:	/s/ Robert Roach
Robert Roach
Chief Financial Officer and Chief Compliance Officer

Attest: